AB 3/12

13014087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 07 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Bay Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Birch Street, Suite 4800
(No. and Street)

Newport Beach (City) CA (State) 92694 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kieth Moore 949-373-7281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Bay Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRINCIPAL, 2/28/13

Title

Notary Public

KATIE LAWSON
Commission No. 1989052
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm Expires AUGUST 25, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2013, by Keith Moore

____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KATIE LAWSON
Commission No. 1989052
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires AUGUST 25, 2016
NCC1

(Seal) Signature [signature]

Monarch Bay Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Members
Monarch Bay Securities, LLC
San Juan Capistrano, CA 92675

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Monarch Bay Securities, LLC as of December 31, 2012 and related statements of income, changes in members' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Monarch Bay Securities, LLC's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Bay Securities, LLC as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 26, 2012

Monarch Bay Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 324,348
Accounts receivable	181,259
Advances	320,331
Clearing broker deposit	100,000
Prepaid expenses	59,922
Security deposits	22,002
Securities	142,558
Preferred stock	44
Total Assets	$ 1,150,464

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 50,299
Accrued commissions	181,260
Total Liabilities	231,559
Members' Equity	918,905
Total Liabilities and Members' Equity	$ 1,150,464

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2012

Revenue	
Institutional sales	$ 44,800
Private placement commissions	896,427
Trading revenue	558,583
Realized gains (losses)	8,091
Unrealized gains (losses)	958
Total Revenues	1,508,859
Expenses	
Commissions	774,649
Conferences	2,152
Consulting	458,913
Clearing fees	186,146
Continuing education	1,202
Dues and subscriptions	13,706
Interest expense	4,732
Moving expenses	14,530
Office expense and rent	69,892
Professional services	18,645
Regulatory fees	18,559
Repairs	4,272
Payroll expenses	12,332
Telephone	14,294
Travel	24,072
All other	13,241
Total Expenses	1,631,337
Income (Loss) Before Tax Provision	(122,478)
Income tax provision	6,800
Net Income (Loss)	$ (129,278)

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Schedule II - Statement of Liabilities
Subordinated to Claims of Creditors
December 31, 2012

	Principal Balance Dec. 31, 2011	Repayments	Principal Balance Dec. 31, 2012
Robert Leppo 8% interest, payable with the principal	$ 50,000	$ (50,000)	$ -
Doug Brackin 8% interest, payable monthly	50,000	(50,000)	-
Total	$ 100,000	$ (100,000)	$ -

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Total
Balance, December 31, 2011	$ 58,183
Capital contribution	990,000
Net Income (loss)	(129,278)
Balance, December 31, 2012	$ 918,905

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net income (loss)	$ (129,278)
Unrealized gains (losses)	958
Changes in operating assets and liabilities:	
Accounts receivable	(143,242)
Advances	(320,331)
Clearing deposit	0
Prepaid expenses	(46,643)
Security deposits	(20,831)
Accrued expenses	13,445
Accrued commissions	160,157
Accrued interest	(4,680)
Due to broker	(31,691)
Net cash used in operating activities	(522,136)
Cash Flows for Investing Activities:	
Investments	(143,516)
Cash flows for investing activities	(143,516)
Cash Flows for Financing Activities:	
Capital contribution	990,000
Repayment of subordinated loans	(100,000)
Cash flows from financing activities	890,000
Net increase in cash	224,348
Cash at beginning of year	100,000
Cash at end of year	$ 324,348

SUPPLEMENTAL INFORMATION

Cash paid for interest	$ 9,412
Cash paid for Income taxes	$ 7,700

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Monarch Bay Securities, LLC (the "Company"), formerly known as Monarch Bay Associates, LLC was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions, advisory services, market making and trading. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter;
- Broker or dealer retailing corporate debt securities;
- Underwriter or selling group participant on a best efforts basis only;
- Private placements of securities offered on a best efforts basis only;
- Merger & acquisition business activities;
- Mutual fund retailer via wire order;
- U.S. government securities broker;
- Put and call broker or dealer or option writer;
- Broker or dealer making inter-dealer markets in 65 securities consisting of OTC Bulletin Board, NASDAQ, and Pink Sheet stocks;
- Trading securities for own account; and
- Distribute third party research.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

Monarch Bay Securities, LLC
Notes to Financial Statements
December 31, 2012

Note 2 – Significant Accounting Policies (continued)

Investment Banking – Investment banking revenues include fees earned from providing financial advisory and merger-and-acquisition advisory services. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Advisory fees are recognized when the work is performed, retainers are billed as indicated in the contract. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Cash	$ 324,348	$ -	$ -
Clearing deposits	100,000	-	-
Securities	142,558	-	-
Preferred stock	-		44
Total	**$ 566,906**	**$ -**	**$ 44**

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 59,614	$0
Trading deposit receivable	$121,645	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is party to an expense sharing agreement with an affiliated entity effective April 1, 2010 and amended as of August 1, 2012 and is party to an expense sharing agreement with a member of the Company effective December 1, 2010. The terms of these agreements provide that certain overhead expenses incurred are paid by the affiliate or member and are reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, utilities, telephone, computers, copiers, administrative support personnel, office supplies and various other operating costs incurred in the ordinary course of business. During the year ended December 31, 2012, total expense allocated from the affiliate was $39,621and total paid to the member was $20,700. Had the Company paid its own overhead expenses, without the benefit of the affiliated entity or member, the difference in the results would be immaterial. The Company earns a portion of its revenues from entities where the members are officers or indirect owners. The total amount of such revenues for the year ended December 31, 2012 was $20,000.

Note 6– Subordinated Borrowings

During the year ended December 31, 2012, the Company repaid two $50,000 subordinated notes payable and accrued interest. Interest expense for the year ended December 31, 2012 was $4,732.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $495,222 which was $395,222 in excess of its required net capital of $100,000. The Company's net capital ratio was .47 to 1.

Note 9 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $6,000 fee.

Note 10 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000.

Note 11 – Exemption from the SEC Rule 15c3-3

Monarch Bay Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 - Litigation

The firm and certain members of the firm have been named in an alleged breach of contract suit which was settled with no liability to the firm or its members in February 2013.

Note 13 – Operating Lease Commitments

The Company leases office space in El Segundo, California and Newport Beach, California under two non-cancellable operating leases, with the El Segundo lease expiring February, 2016 and the Newport Beach lease expiring January, 2018.

At December 31, 2012, future minimum lease payments under this agreement were as follows:

2013	$ 103,467
2014	203,841
2015	215,250
2016	113,696
2017	96,341
2018	8,059
	$ 740,654

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through February 28, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements. The following subsequent events occurred:

In February, 2013 the firm and certain members of the firm who were named in an alleged breach of contract suit settled the suit with no liability to the firm or its members. Additionally, in February, 2013 the firm terminated its expense sharing agreements with an affiliated entity and with a member.

Monarch Bay Securities, LLC
Schedule I - Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
December 31, 2012

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 918,905
Plus subordinated debt	-
Non allowable assets:	
Advances	(320,331)
Prepaid expenses	(59,922)
Security deposit	(22,002)
Preferred stock	(44)
Haircut - securities 15%	(21,384)
Net Capital	$ 495,222
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 15,437
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
Excess Capital	$ 395,222
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 472,066
Computation of Aggregate Indebtedness	
Total liabilities net of deferred income taxes payable and deferred income	$ 231,559
Aggregate indebtedness to net capital	0.47

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 495,218
Rounding	4
Net Capital Per Audited Report	$ 495,222

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Monarch Bay Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Monarch Bay Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Monarch Bay Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Members
Monarch Bay Securities, LLC
San Juan Capistrano, CA 92675

In planning and performing my audit of the financial statements of Monarch Bay Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 27, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Members
Monarch Bay Securities, LLC
San Juan Capistrano, CA 92675

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Monarch Bay Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Monarch Bay Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Monarch Bay Securities, LLC's management is responsible for the Monarch Bay Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the total SIPC fee payable at December 31, 2012 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 27, 2012